Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

NTS Innovations, Inc.
385 Truck Haven RD
East Peoria , IL 61611
https://ntsinnovations.com

Up to $1,234,999.80 in Common Stock at $0.59
Minimum Target Amount: $14,999.57

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

In the event that we become a reporting company under the Securities Exchange Act of 1934, we intend to take advantage of the provisions that relate to "Emerging Growth Companies" under the JOBS Act of 2012, including electing to delay compliance with certain new and revised accounting standards under the Sarbanes-Oxley Act of 2002.

Company:

Company: NTS Innovations, Inc.
Address: 385 Truck Haven RD, East Peoria , IL 61611
State of Incorporation: DE
Date Incorporated: July 17, 2015

Terms:

Equity

Offering Minimum: $14,999.57 | 25,423 shares of Common Stock
Offering Maximum: $1,234,999.80 | 2,093,220 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $0.59
Minimum Investment Amount (per investor): $499.73

*Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Investment Incentives and Bonuses*

Loyalty/Partner Bonus:

Bonus Shares: 10%

As a prior investor in, or friends and family of, NTS Innovations, you are eligible for additional bonus shares.

Testing the Waters Reservations Page Bonus:

Bonus Shares: 5%

Time-Based Perks:

Early Bird 1: Invest $1,000+ within the first 2 weeks | 10% bonus shares

Early Bird 2: Invest $5,000+ within the first 2 weeks | 15% bonus shares

Early Bird 3: Invest $10,000+ within the first 2 weeks | 20% bonus shares

Early Bird 4: Invest $20,000+ within the first 2 weeks | 25% bonus shares

Early Bird 5: Invest $50,000+ within the first 2 weeks | 30% bonus shares

Mid-Campaign Perks (Flash Perks):

Flash Perk 1: Invest $5,000+ between days 35 - 40 and receive 10% bonus shares

Flash Perk 2: Invest $5,000+ between days 60 - 65 and receive 10% bonus shares

Amount-Based Perks:

Tier 1 Perk: Invest $2,500 + priority access to purchase a development kit when available

Tier 2 Perk: Invest $5,000 + receive 5% bonus share + priority access to purchase a development kit when available

Tier 3 Perk: Invest $10,000 + and receive 10% bonus shares + priority access to purchase a development kit when available

Tier 4 Perk: Invest $20,000+ and receive 15% bonus shares + a 30-minute zoom call with an executive team member + priority access to purchase a development kit when available

Tier 5 Perk: Invest $50,000+ and receive 20% bonus shares + a 30-minute zoom call with an executive team member + priority access to purchase a development kit when available

*In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed. Crowdfunding investments made through a self-directed IRA cannot receive perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those perks because they would be receiving a benefit from their IRA account.

*Zoom calls with an executive team member will be scheduled at mutually convenient times. Development kits will be provided after the investment period ends and when available.

The 10% StartEngine Venture Club Bonus

NTS Innovations, Inc. will offer 10% additional bonus shares for all investments that are committed by investors who are eligible for the StartEngine Venture Club.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $0.59 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $59. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and the time of offering elapsed. Eligible investors will also receive the Venture Club Bonus, the Loyalty Bonus, and the Testing the Waters Reservation Page Bonus in addition to the aforementioned bonus.

The Company and its Business

Company Overview

NTS Innovations, Inc. ("NTS" or the "Company") is a forward-thinking nanotechnology and semiconductor chip manufacturer, headquartered in East Peoria, Illinois.

Business Overview

NTS Innovations specializes in the design and manufacture of semiconductor and electronics hardware with a primary focus on its proprietary Nanoscale Energy Harvesting™ technology. This technology transforms nanoscale noise—such as thermal, radiation, vibrations, and radio frequencies—into usable energy, providing a continuous power supply without ongoing maintenance. The Company's advanced Graphene Energy Harvesting™ chips are set to replace traditional batteries in various consumer electronics.

Business Model

The Company plans to generate revenue through two primary channels:

Direct Sales: Selling physical semiconductor hardware.

Licensing: Granting licenses for its proprietary Nanoscale Energy Harvesting™ technology to other companies.

NTS Innovations targets a broad range of applications, including consumer electronics, wearables, medical devices, smart home technology, mobile services, and aerospace components. The Company's customers are primarily located in the United States.

Corporate Structure

Our parent company, Meyer Enterprises, LLC, was founded in IL in 1997. NTS Innovations, Inc. has been at least a 73% owned subsidiary of Meyer Enterprises, LLC since 2015. The parent company specializes in the manufacture of innovative building products. The parent company provides NTS with skilled labor via a shared service agreement and operating capital via promissory notes.

NTS Innovations, Inc. is the parent company of Nu-Age Heating Systems, LLC, a wholly-owned subsidiary that has been operated under the Company since 2016. The subsidiary company is engaged in the research and development of nanotube-based heating systems. NTS is the guarantor on an SBA loan held by Nu-Age.

Corporate History

NanoTube Solutions, LLC: The original entity of the Company was organized as NanoTube Solutions, LLC, a limited liability company in Illinois on July 17, 2015. On March 29, 2019, the Company changed its name to NTS Innovations, LLC.

NTS Innovations, Inc. (FL): On January 7, 2021, NTS Innovations, LLC converted and redomiciled to a Florida corporation as NTS Innovations, Inc.

NTS Innovations, Inc. (DE): .On April 26, 2023, the Company redomiciled to a Delaware corporation as NTS Innovations, Inc.

Intellectual Property

NTS Innovations holds exclusive global licenses for its Nanoscale Energy Harvesting™ technology from the IP owner/licensor for the duration of the patents' duration. In addition to an initial license fee, NTS Innovations pays the licensor a running royalty of Net Sales, 25% of non-royalty sublicensing income, and an annual minimum annual royalty fee. This includes patents and other intellectual property rights that protect its proprietary methods for converting ambient energy into usable power. The Company's IP portfolio is central to its competitive edge in the semiconductor industry.

Competitors and Industry

Industry: NTS Innovations operates within the semiconductor and electronics hardware industry, with a specific focus on nanotechnology and energy harvesting.

Dominant Players: Major companies in this sector include Intel, AMD, and Texas Instruments, which dominate traditional semiconductor markets.

Competitors: NTS Innovations faces competition from other nanotechnology firms and companies developing alternative energy solutions for electronic devices. Direct competitors include startups and mid-sized companies focusing on innovative energy harvesting technologies.

Uniqueness: NTS Innovations distinguishes itself with its patented Graphene Energy Harvesting™ technology, which offers a scalable and sustainable solution for powering a wide array of electronic devices without the need for traditional batteries.

Current Stage and Roadmap

Current Stage

NTS Innovations is currently pre-revenue and in the late stages of research and development (R&D) for its Nanoscale Energy Harvesting™ products. The Company aims to release its first commercial product by the end of 2025. This phase involves finalizing the technology, preparing for manufacturing, and initiating beta testing programs with development kits for potential customers.

Road Map

Key planned milestones for NTS Innovations include:

-Product Launch: Introduce the first commercial Graphene Energy Harvesting™ product by the end of 2025.

-Beta Testing Program: Develop a beta testing program to allow potential customers to experiment with the technology.

-Funding and Partnerships: Continue to secure funding and collaborate with top IoT manufacturers and a premier graphene foundry.

-Marketing and Distribution: Expand marketing efforts and distribution channels to reach a wider audience and establish a strong market presence.

The Team

Officers and Directors

Name: Donald Lee Meyer

Donald Lee Meyer's current primary role is with ISI Building Products / Meyer Enterprises. Donald Lee Meyer currently services 25 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- Position: CEO and Board member
  Dates of Service: January, 2018 - Present
  Responsibilities: Founder and CEO of NTS Innovations. Development of Graphene Energy Harvesting technology.
  Salary: $20,833.33/month split with Julie Meyer. Equity compensation: None. Avg. weekly hours worked: 25

Other business experience in the past three years:

- Employer: ISI Building Products / Meyer Enterprises
  Title: CEO
  Dates of Service: January, 1997 - Present
  Responsibilities: CEO of ISI Building Products which is owned by Meyer Enterprises LLC, 25 hours per week.

Name: Ryan Isaac McCoy

Ryan Isaac McCoy's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: VP of Marketing and Customer Engagement
  Dates of Service: May, 2019 - Present
  Responsibilities: Responsible for NTS marketing activities and interfacing with customers and partners. Salary: $110,000 Equity compensation: Stock Options at discretion of board

Other business experience in the past three years:

- Employer: ISI Building Products / Meyer Enterprises
  Title: Marketing Manager
  Dates of Service: April, 2005 - Present
  Responsibilities: Oversee all promotional activities and lead the marketing team at ISI Building Products, 20-40 hours per week.

Name: Thomas Troy Buzzell

Thomas Troy Buzzell's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Board Member and acting COO
  Dates of Service: January, 2021 - Present
  Responsibilities: Engaging new investor and grant candidates. Primarily to share background of the company and answer any questions they might have before considering an investment or grant opportunity. Salary: $0 Equity compensation: 75,000 shares

Name: Julie Ann Meyer

Julie Ann Meyer's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Board Member and Principal Financial Officer
  Dates of Service: January, 2018 - Present
  Responsibilities: Board of Directors for the Company, overseeing the accounting. Salary: None Equity compensation: None

Other business experience in the past three years:

- Employer: Meyer Enterprises LLC, ISI Building Products
  Title: CFO
  Dates of Service: January, 1997 - Present
  Responsibilities: Oversee the Accounting and Financial activity, 20 hours per week.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk

An investment in the Company (also referred to as "we", "us", "our", or the "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any securities should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should research thoroughly any offering before making an investment decision and consider all of the information provided regarding the Company as well as the following risk factors, in addition to the other information in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial, financial, and other risks inherent in the investment in the Company.

Our business projections are only projections

There can be no assurance that the Company will meet its projections. There can be no assurance that the Company will be able to find sufficient demand for its product or service, that people think it's a better option than a competing product or service, or that we will be able to provide a product or service at a level that allows the Company to generate revenue, make a profit, or grow the business.

Any valuation is difficult to assess

The valuation for the offering was established by the Company. Unlike listed companies that are independently valued through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess, may not be exact, and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited

You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on the securities you purchase. More importantly, there are a limited number of established markets for the resale of these securities. As a result, if you decide to sell these securities in the future, you may not be able to find, or may have difficulty finding, a buyer, and you may have to locate an interested buyer when you do seek to resell your investment. The Company may be acquired by an existing player in the industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

Your investment could be illiquid for a long time

You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on how you can resell the securities you receive. More importantly, there are limited established markets for these securities. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the same or a similar industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

The Company may undergo a future change that could affect your investment

The Company may change its business, management or advisory team, IP portfolio, location of its principal place of business or production facilities, or other change which may result in adverse effects on your investment. Additionally, the Company may alter its corporate structure through a merger, acquisition, consolidation, or other restructuring of its current corporate entity structure. Should such a future change occur, it would be based on management's review and determination that it is in the best interests of the Company.

Your information rights are limited with limited post-closing disclosures

The Company is required to disclose certain information about the Company, its business plan, and its anticipated use of proceeds, among other things, in this offering. Early-stage companies may be able to provide only limited information about their business plan and operations because it does not have fully developed operations or a long history to provide more disclosure. The Company is also only obligated to file information annually regarding its business, including financial statements. In contrast to publicly listed companies, investors will be entitled only to that post-offering information that is required to be disclosed to them pursuant to applicable law or regulation, including Regulation CF. Such disclosure generally requires only that the Company issue an annual report via a Form C-AR. Investors are generally not entitled to interim updates or financial information.

Some early-stage companies may lack professional guidance

Some companies attribute their success, in part, to the guidance of professional early-stage advisors, consultants, or investors (e.g., angel investors or venture capital firms). advisors, consultants, or investors may play an important role in a company through their resources, contacts, and experience in assisting early-stage companies in executing their business plans. An early-stage company primarily financed through Regulation Crowdfunding may not have the benefit of such professional investors, which may pose a risk to your investment.

If the Company cannot raise sufficient funds it will not succeed
The Company is offering Common Stock in the amount of up to $1,234,999.80 in this offering and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. It is a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Company. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of common stock or other securities. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per security.

Management's Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this offering. The Use of Proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and may not have been reviewed by our independent accountants. These projections are based on assumptions that management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members
Officers, directors, executives, and existing owners with a controlling stake in the Company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Reliance on a single service or product
All of our current services are variants of one type of service and/or product. Relying heavily on a single service or product can be risky, as changes in market conditions, technological advances, shifts in consumer preferences, or other changes can adversely impact the demand for the product or service, potentially leading to revenue declines or even business failure.

Some of our products are still in the prototype phase and might never be operational products
Developing new products and technologies can be a complex process that involves significant risks and uncertainties. Technical challenges, design flaws, manufacturing defects, and regulatory hurdles can all impact the success of a product or service. It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Developing new products and technologies entails significant risks and uncertainties
Competition can be intense in many markets, and a failure to keep up with competitors or anticipate shifts in market dynamics can lead to revenue declines or market share losses. We are currently in the research and development stage and have only manufactured a prototype for our technology. Delays or cost overruns in the development of our technology and

failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to the design, and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Supply Chain and Logistics Risks
The availability of raw materials, transportation costs, and supply chain disruptions can all impact the ability to manufacture and distribute products or services, leading to lost revenue or increased costs. Products and services that are not available when customers need them can lead to lost sales and damage to the brand's reputation.

Quality and Safety of our Product and Service
The quality of a product or service can vary depending on the manufacturer or provider. Poor quality can result in customer dissatisfaction, returns, and lost revenue. Furthermore, products or services that are not safe can cause harm to customers and result in liability for the manufacturer or provider. Safety issues can arise from design flaws, manufacturing defects, or improper use.

Minority Holder; Securities with Voting Rights
The Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our Company, you will only be paid out if there is any cash remaining after all of the creditors of our Company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management's discretion. You are buying securities as a minority holder and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The Company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it may cease operating and result in a loss on your investment. Even if we sell all the common stock we are offering now, the Company may need to raise more funds in the future, and if unsuccessful in doing so, the Company will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the Company being worth less, if later investors have better terms than those in this offering.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans, or prospects, sometimes with little or no notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Non-accredited investors may not be eligible to participate in a future merger or acquisition of the Company and may lose a portion of their investment
Investors should be aware that under Rule 145 under the Securities Act of 1933 if they invest in a company through Regulation CrowdFunding and that company becomes involved in a merger or acquisition, there may be significant regulatory implications. Under Rule 145, when a company plans to acquire another and offers its shares as part of the deal, the transaction may be deemed an offer of securities to the target company's investors, because investors who can vote (or for whom a proxy is voting on their behalf) are making an investment decision regarding the securities they would receive. All investors, even those with non-voting shares, may have rights with respect to the merger depending on relevant state laws. This means the acquirer's "offer" to the target's investors would require registration or an exemption from registration (such as Reg. D or Reg. CF), the burden of which can be substantial. As a result, non-accredited investors may have their shares repurchased rather than receiving shares in the acquiring company or participating in the acquisition. This may result in investors' shares being repurchased at a value determined by a third party, which may be at a lesser value than the original purchase price. Investors should consider the possibility of a cash buyout in such circumstances, which may not be commensurate with the long-term investment they anticipate.

Our new product could fail to achieve the sales projections we expect
Our growth projections are based on the assumption that with an increased advertising and marketing budget, our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established companies that currently have products on the market and/or various respective

product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are competing against other recreational activities
Although we are a unique company that caters to a select market, we do compete against other recreational activities. Our business growth depends on the market interest in the Company over other activities.

We are an early stage company and have not yet generated any profits
The Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. The Company has incurred a net loss and has had limited revenues generated since inception, if any. There is no assurance that we will be profitable in the near future or generate sufficient revenues to pay dividends to our shareholders.

We are an early stage company and have limited revenue and operating history
The Company has a short history, few customers, and effectively no revenue. If you are investing in our company, it's because you think that the technology is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough people so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

We are an early stage company operating in a new and highly competitive industry
The Company operates in a relatively new industry with a lot of competition from both startups and established companies. As other companies flood the market and reduce potential market share, Investors may be less willing to invest in a company with a declining market share, which could make it more challenging to fund operations or pursue growth opportunities in the future.

Intense Market Competition
The market in which the Company operates may be highly competitive, with established players, emerging startups, and potential future entrants. The presence of competitors can impact the Company's ability to attract and retain customers, gain market share, and generate sustainable revenue. Competitors with greater financial resources, brand recognition, or established customer bases may have a competitive advantage, making it challenging for the Company to differentiate itself and achieve long-term success.

Vulnerability to Economic Conditions
Economic conditions, both globally and within specific markets, can significantly influence the success of early-stage startups. Downturns or recessions may lead to reduced consumer spending, limited access to capital, and decreased demand for the Company's products or services. Additionally, factors such as inflation, interest rates, and exchange rate fluctuations can affect the cost of raw materials, operational expenses, and profitability, potentially impacting the Company's ability to operate.

Uncertain Regulatory Landscape
Due to the unestablished nature of the market the business operates within, the potential introduction of new laws or industry-specific standards can impose additional costs and operational burdens on the Company. Non-compliance or legal disputes may result in fines, penalties, reputational damage, or even litigation, adversely affecting the Company's financial condition and ability to operate effectively.

We have existing patents that we might not be able to protect properly
One of the Company's most valuable assets is its intellectual property. The Company's owns some trademarks, copyrights, Internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

We have pending patent approval's that might be vulnerable
One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective

Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them
Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
Our business depends on our ability to attract, retain, and develop highly skilled and qualified employees. As we grow, we will need to continue to attract and hire additional employees in various areas, including sales, marketing, design, development, operations, finance, legal, and human resources. However, we may face competition for qualified candidates, and we cannot guarantee that we will be successful in recruiting or retaining suitable employees. Additionally, if we make hiring mistakes or fail to develop and train our employees adequately, it could have a negative impact on our business, financial condition, or operating results. We may also need to compete with other companies in our industry for highly skilled and qualified employees. If we are unable to attract and retain the right talent, it may impact our ability to execute our business plan successfully, which could adversely affect the value of your investment. Furthermore, the economic environment may affect our ability to hire qualified candidates, and we cannot predict whether we will be able to find the right employees when we need them. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time
Our ability to sell our products is subject to various government regulations, including but not limited to, regulations related to the manufacturing, labeling, distribution, and sale of our products. Changes in these regulations, or the enactment of new regulations, could impact our ability to sell our products or increase our compliance costs. Furthermore, the regulatory landscape is subject to regular change, and we may face challenges in adapting to such changes, which could adversely affect our business, financial condition, or operating results. In addition to government regulations, we may also be subject to other laws and regulations related to our products, including intellectual property laws, data privacy laws, and consumer protection laws. Non-compliance with these laws and regulations could result in legal and financial liabilities, reputational damage, and regulatory fines and penalties. It is also possible that changes in public perception or cultural norms regarding our products may impact demand for our products, which could adversely affect our business and financial performance, which may adversely affect your investment.

We rely on third parties to provide services essential to the success of our business
Our business relies on a variety of third-party vendors and service providers, including but not limited to manufacturers, shippers, accountants, lawyers, public relations firms, advertisers, retailers, and distributors. Our ability to maintain high-quality operations and services depends on these third-party vendors and service providers, and any failure or delay in their performance could have a material adverse effect on our business, financial condition, and operating results. We may have limited control over the actions of these third-party vendors and service providers, and they may be subject to their own operational, financial, and reputational risks. We may also be subject to contractual or legal limitations in our ability to terminate relationships with these vendors or service providers or seek legal recourse for their actions. Additionally, we may face challenges in finding suitable replacements for these vendors and service providers, which could cause delays or disruptions to our operations. The loss of key or other critical vendors and service providers could materially and adversely affect our business, financial condition, and operating results, and as a result, your investment could be adversely impacted by our reliance on these third-party vendors and service providers.

The Company is vulnerable to hackers and cyber-attacks
As an internet-based business, we may face risks related to cybersecurity and data protection. We rely on technology systems to operate our business and store and process sensitive data, including the personal information of our investors. Any significant disruption or breach of our technology systems, or those of our third-party service providers, could result in unauthorized access to our systems and data, and compromise the security and privacy of our investors. Moreover, we may be subject to cyber-attacks or other malicious activities, such as hacking, phishing, or malware attacks, that could result in theft, loss, or destruction of our data, disruption of our operations, or damage to our reputation. We may also face legal and regulatory consequences, including fines, penalties, or litigation, in the event of a data breach or cyber-attack. Any

significant disruption or downtime of our platform, whether caused by cyber-attacks, system failures, or other factors, could harm our reputation, reduce the attractiveness of our platform, and result in a loss of investors and issuer companies. Moreover, disruptions in the services of our technology provider or other third-party service providers could adversely impact our business operations and financial condition. This would likely adversely impact the value of your investment.

Economic and market conditions
The Company's business may be affected by economic and market conditions, including changes in interest rates, inflation, consumer demand, and competition, which could adversely affect the Company's business, financial condition, and operating results.

Force majeure events
The Company's operations may be affected by force majeure events, such as natural disasters, pandemics, acts of terrorism, war, or other unforeseeable events, which could disrupt the Company's business and operations and adversely affect its financial condition and operating results.

Adverse publicity
The Company's business may be negatively impacted by adverse publicity, negative reviews, or social media campaigns that could harm the Company's reputation, business, financial condition, and operating results.

Technological Feasibility and Scalability
While NTS Innovations' proprietary Nanoscale Energy Harvesting™ technology shows promise, there is no guarantee that it will function as intended on a commercial scale. The technology may face unforeseen technical challenges or performance issues that could delay or prevent its successful market launch.

Market Acceptance
The success of NTS Innovations hinges on market acceptance of its new technology. Consumers and businesses may be reluctant to adopt this novel technology over traditional batteries or other established solutions, which could hinder the Company's growth and revenue potential.

Intellectual Property Risks
Although NTS Innovations holds exclusive global licenses for its technology, there is always a risk of intellectual property disputes. Competitors may challenge the validity of NTS Innovations' patents or develop similar technologies that circumvent the Company's intellectual property protections.

Supply Chain Vulnerabilities
The Company's reliance on advanced materials like graphene and other specialized components makes its supply chain susceptible to disruptions. Any issues in the availability or cost of these materials could adversely affect production and profitability.

Regulatory and Compliance Challenges
As NTS Innovations operates in the highly regulated semiconductor industry, it must navigate complex regulatory landscapes. Changes in regulations or failure to comply with existing laws could result in significant fines, operational delays, or even market withdrawal.

High Competition from Established Players
NTS Innovations faces competition from major industry players like Intel, AMD, and Texas Instruments. These companies have significantly more resources and established market positions, which could make it difficult for NTS Innovations to compete effectively.

Dependence on Strategic Partnerships
The Company's future success depends on forming and maintaining strategic partnerships, particularly with top IoT manufacturers and graphene foundries. Failure to secure or sustain these partnerships could impede product development and market entry.

Funding and Capital Requirements
NTS Innovations' roadmap includes significant milestones that require substantial capital. There is a risk that the Company may not secure sufficient funding, which could delay or halt product development and commercialization efforts.

Economic and Market Conditions
The broader economic environment can significantly impact the Company's operations. Economic downturns, fluctuations in consumer spending, or unfavorable market conditions could negatively affect sales and profitability.

Operational Risks
As a company in the late stages of R&D, NTS Innovations faces operational risks related to scaling up production, ensuring quality control, and managing logistics. Any operational hiccups could lead to delays, increased costs, or compromised product quality.

Reliance on Key Personnel

The success of NTS Innovations is heavily dependent on its ability to attract and retain highly skilled personnel in various roles. Losing key team members or failing to recruit qualified new employees could negatively impact the Company's progress and performance.

IP/License Risk Factor:
NTS has secured exclusive licenses from the University of Arkansas Technology Ventures. The licenses provide NTS with all fields of use exclusive global licenses to manufacture products that leverage Nanoscale Energy Harvesting technologies (including Graphene Energy Harvesting) and sub-license the technology to others. The licenses exist in perpetuity provided NTS meets commercial sale milestones (first commercial sale by 6/1/2025 for Licenses 1&2 and first commercial sale by 5/6/2026 for License 3). In exchange, NTS has agreed to pay a 4% royalty on all commercial sales for products it manufactures that contain the technology. If licensing to others, the royalty due is 25% of the collected license fees. NTS has also agreed to pay for patent costs. Risks include failure to meet commercial sales milestones and potential inability to litigate patent infringements due to a lack of resources.

The Company's Chief Executive Officer currently has multiple roles.
The Company's Chief Executive Officer, Donald Meyer, also serves as a CEO for the Company's parent, ISI Building Products / Meyer Enterprises, approximately 25 hours a week. While Donald has dedicated over 25 hours a week, treated the Company as his top priority during its initial startup development phase, and ensured other officers of the Company working full-time assist in daily management of the Company, there is some level of risk in investing in a company whose day-to-day operations are managed by an individual who is not devoting 100% of their time to the Company.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Meyer Enterprises, LLC (Co-owned & Co-Managed by Don and Julie Meyer)	75,000,000	Common Stock	74.0%
Meyer Enterprises, LLC (Co-owned & Co-Managed by Don and Julie Meyer)	1,053,685	Series A Preferred Stock	

The Company's Securities

The Company has authorized Common Stock, and Series A Preferred Stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 2,093,220 of Common Stock.

Common Stock

The amount of security authorized is 149,278,520 with a total of 101,018,216 outstanding.

Voting Rights

Common stockholders have voting rights and powers equal to preferred stockholders and vote together with preferred stockholders as a single class. Please see voting rights of securities sold in this offering below.

Material Rights

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Dividend Rights:

Common stockholders are entitled to dividends only after all preferred stock dividends have been paid or declared and set apart.

If dividends are paid on common stock, an additional dividend is paid on all outstanding shares of preferred stock on an as-converted basis.

Liquidation Rights:

Upon liquidation, common stockholders receive the remaining assets after the preferred stockholders have received their liquidation preference.

The outstanding number includes

The total amount outstanding includes 401,600 shares to be issued pursuant to stock options issued.

The total amount outstanding includes 4,473,400 shares to be issued pursuant to stock options, reserved but unissued.

Please see the Company's Certificate of Incorporation, attached to the Offering Memorandum as Exhibit F, for further information on the material rights of this class of securities.

Series A Preferred Stock

The amount of security authorized is 1,775,165 with a total of 1,775,165 outstanding.

Voting Rights

Preferred stockholders are entitled to vote with common stockholders as a single class, with the number of votes equal to the number of shares of common stock into which their preferred stock could be converted.

Material Rights

Dividend Rights:

Holders are entitled to non-cumulative cash dividends at 5% of the Original Series A Issue Price ($2.98 per share) per annum, in preference to common stockholders.

No dividends or distributions can be made on common stock until all preferred stock dividends are paid or declared.

Liquidation Preference:

Preferred stockholders receive the Series A Original Issue Price per share before any distribution to common stockholders.

If the available assets are insufficient, they are distributed ratably among the preferred stockholders.

Redemption:

Neither the preferred stock nor the common stock is redeemable by the holders.

Conversion Rights:

Optional Conversion: Each share of preferred stock is convertible into common stock at any time at the option of the holder.

Automatic Conversion: Shares automatically convert into common stock upon a qualified public offering or with the consent of the majority of preferred stockholders.

Adjustments: Conversion prices are subject to adjustments for stock dividends, splits, and certain dilutive issuances.

No Reissuance:

Preferred stock that is converted or acquired by the corporation shall be canceled and not reissued.

What it means to be a minority holder

As a minority holder of Common Stock of this offering, you have granted your votes by proxy to the CEO of the Company. Even if you were to receive control of your voting rights, as a minority holder, you will have limited rights in regards to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce

of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- Name: Preferred Shares
  Type of security sold: Equity
  Final amount sold: $2,150,010.00
  Number of Securities Sold: 721,480
  Use of proceeds: General Operating Expenses
  Date: September 01, 2021
  Offering exemption relied upon: 506(b)

- Name: Common Stock
  Type of security sold: Equity
  Final amount sold: $3,000.00
  Number of Securities Sold: 75,000
  Use of proceeds: General Operating Expenses
  Date: January 18, 2023
  Offering exemption relied upon: Rule 701

- Name: Common Stock
  Type of security sold: Equity
  Final amount sold: $6,500.00
  Number of Securities Sold: 50,000
  Use of proceeds: General Operating Expenses
  Date: February 28, 2024
  Offering exemption relied upon: Rule 701

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

How long can the business operate without revenue:

The Company is currently operating on supplemental funding from its majority shareholder, Meyer Enterprises. We anticipate that in the absence of other fundraising or revenue, the Company could continue to operate for 1-2 years.

Foreseeable major expenses based on projections:

Major expenses will be employee salaries, research and development costs, and production costs.

Assuming a max raise amount of $1.25M NTS anticipated these upcoming major expenses in the next 1-2 years:

30% On Employees ($370,500)

35% on R&D ($426,075)

Future operational challenges:

Hiring skilled semiconductor talent may be difficult in the current highly competitive labor market.

Future challenges related to capital resources:

Minimum viable product release dates are highly subject to research and development success. Commercial availability (and therefore revenue) will be dependent on early prototype performance.

Future milestones and events:

NTS foresees the following key milestones in the next 1-2 years.

• Commercially manufacture key components for GEH product in 4Q24.

• Micro-PCB-based prototype 4Q24 consisting of commercially manufactured components assembled in a PCB structure. This will allow us to quickly prove out the integration of the components while continuing on the design of the fully integrated semiconductor commercial product.

• Commercial prototype 1Q25.

• Commercial sales mid-2025.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of July, 2024, the Company has capital resources available in the form of capital contributions from Meyer Enterprises up to $200,000/month, and $50,000 cash on hand.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

We believe the funds of this campaign are critical to our company operations.

These funds are required to support team expansion, research and development, and production ramp-up.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

We believe the funds from this campaign are necessary to the viability of the Company. Of the total funds that our Company has, 90% will be made up of funds raised from the crowdfunding campaign, if it raises its maximum funding goal.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If the Company raises the minimum offering amount, we anticipate the Company will be able to operate for 1-2 years. This is based on a current monthly burn rate of $100,000 for expenses related to employee salaries, operational expenses, and R&D.

How long will you be able to operate the company if you raise your maximum funding goal?

If the Company raises the maximum offering amount, we anticipate the Company will be able to operate for 2-3 years. This is based on a projected monthly burn rate of $200,000 for expenses related to employee salaries, operational expenses, R&D, and production ramp-up.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Currently, the Company has contemplated additional future sources of capital, including lines of credit and future capital raises.

Indebtedness

- Creditor: Busey Bank
  Amount Owed: $232,809.00
  Interest Rate: 10.75%
  Maturity Date: March 20, 2028
  Loans Payable - On March 20, 2018, the Nu-Age Heating Systems, LLC entered into a loan agreement with Busey Bank for $1,148,000 with an interest rate ranging from 8.5% to 10.75% and a maturity date of March 20, 2028. The Company is one of the guarantors of this loan. Meyer Enterprises LLC remains a guarantor as well. While the Company has assumed responsibility for paying the principal and interest, Meyer Enterprises' assets are held as collateral. The balance of this loan was $674,349 and $232,809 as of December 31, 2022 and 2023, respectively.

Related Party Transactions

- Name of Entity: Busey Bank
  Names of 20% owners: NTS Innovations and Meyer Enterprises LLC
  Relationship to Company: 20%+ Owner
  Nature / amount of interest in the transaction: Loans Payable
  Material Terms: Additionally, Nu-Age Heating Systems, LLC, which is 100% owned by the Company entered a loan agreement with Busey Bank on March 20, 2018, where the Company and Meyer Enterprises LLC are the guarantors, and the Company has assumed responsibility for paying the principal and interest. (See Note 5).

Valuation

Pre-Money Valuation: $60,648,094.79

Valuation Details:

The Company set its valuation internally, without a formal third-party independent evaluation.

The pre-money valuation has been calculated on a fully diluted basis. In making this calculation, we have assumed: (i) all preferred stock is converted to common stock; (ii) all outstanding options, warrants, and other securities with a right to acquire shares are exercised; and (iii) any shares reserved for issuance under a stock plan are issued.

The total number of shares outstanding on a fully diluted basis (102,793,381 shares) includes 97,143,216 total shares issued, 401,600 shares issued pursuant to stock options issued, and 4,473,400 shares pursuant to stock options, reserved but unissued.

Use of Proceeds

If we raise the Target Offering Amount of $14,999.57 we plan to use these proceeds as follows:

- StartEngine Platform Fees
  5.5%

- StartEngine Service Fees
  94.5%
  Fees for certain creative design, legal, marketing, technical, and administrative support services provided by StartEngine, of which the final amount may vary.

If we raise the over allotment amount of $1,234,999.80, we plan to use these proceeds as follows:

- StartEngine Platform Fees
  5.5%

- Research & Development
  34.5%
  We will use 34.5% of the funds raised for market and customer research, new product development, and market testing.

- Inventory
  10.0%
  We will use 10% of the funds raised to purchase inventory for the Company's product in preparation for expansion and/or launch of the product.

- Company Employment
  30.0%
  We will use 30% of the funds to hire key personnel for daily operations, including the following roles: office administration, sales and marketing, customer service, etc. Wages will be commensurate with training, experience, and position.

- Working Capital
  10.0%
  We will use 10% of the funds for working capital to cover expenses for the initial launch, product expansion, etc., as well as ongoing day-to-day operations of the Company.

- Marketing Your StartEngine Raise:

2.0%
We will use 2% of the funds to create marketing campaigns specifically to promote our fundraising efforts on StartEngine. This includes digital marketing, content creation, social media ads, and influencer partnerships.

- Marketing
  3.0%
  We will use 3% of the funds to develop and implement comprehensive marketing strategies to increase brand awareness and drive sales. This includes online advertising, email marketing, public relations, trade shows, and other promotional activities.

- Operations
  4.0%
  We will use 4% of the funds to enhance our operational infrastructure. This includes upgrading our technology systems, improving supply chain management, enhancing customer service capabilities, and ensuring compliance with industry regulations. Additionally, funds will be allocated for office space, utilities, and other operational expenses.

- StartEngine Service Fees
  1.0%
  Fees for certain creative design, legal, marketing, technical, and administrative support services provided by StartEngine, of which the final amount may vary.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://ntsinnovations.com (https://ntsinnovations.com/annualreport).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/nts-innovations

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW OR AUDIT (AS APPLICABLE) FOR NTS Innovations, Inc.

[See attached]



NTS Innovation, Inc. (the "Company")
a Delaware Corporation

Financial Statements (unaudited) and Independent Accountant's Review Report

Years ended December 31, 2022 & 2023

Table of Contents





INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To: NTS Innovation, Inc. Management

We have reviewed the accompanying financial statements of the Company which comprise the statement of financial position as of December 31, 2022 & 2023 and the related statements of operations, statement of changes in shareholder equity, and statement of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements:
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility:
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion:
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Substantial Doubt About the Entity's Ability to Continue as a Going Concern:
As discussed in Note 1, specific circumstances raise substantial doubt about the Company's ability to continue as a going concern in the foreseeable future. The provided financial statements have not been adjusted for potential requirements in case the Company cannot continue its operations. Management's plans in regard to these matters are also described in Note 1.

Rashellee Herrera | CPA,CISA,CIA,CFE,CCAE | #AC59042
On behalf of RNB Capital LLC
Sunrise, FL
November 1, 2024

NTS INNOVATION, INC
STATEMENT OF FINANCIAL POSITION

See Accompanying Notes to these Unaudited Financial Statements

	As of December 31,	
	2023	**2022**
ASSETS		
Current Assets:		
Cash & cash equivalents	89,964	43,360
Accounts Receivable	-	-
Total Current Assets	89,964	43,360
Non-Current Assets:		
Equipment	26,249	13,148
Right-of-Use Asset	14,712	30,540
Licenses and Certifications	80,000	80,000
Trademark	10,371	9,796
Patents	1,035,324	596,289
Total Non-Current Assets	1,166,656	729,773
TOTAL ASSETS	1,256,620	773,133
LIABILITIES AND EQUITY		
Current Liabilities:		
Accounts Payable	428,569	108,717
Accrued Expenses	6,163	7,327
Lease Liability - Short Term	15,039	15,855
Other Current Liability	798,391	629,404
Total Current Liabilities	1,248,162	761,303
Non-Current Liabilities:		
Loan Payable	232,809	674,349
Due to Related Party	2,594,185	850,000
Lease Liability - Long Term	-	15,039
Total Non-Current Liabilities	2,826,994	1,539,388
TOTAL LIABILITIES	4,075,156	2,300,691
EQUITY		
Preferred Stock	72	72
Common Stock	9,681	8,711
Additional paid in Capital	4,182,088	4,182,308
APIC - Stock Options	14,251	3,141
Accumulated Deficit	(7,024,628)	(5,721,790)
TOTAL EQUITY	(2,818,536)	(1,527,558)
TOTAL LIABILITIES AND EQUITY	1,256,620	773,133

NTS INNOVATION, INC
STATEMENT OF OPERATIONS

See Accompanying Notes to these Unaudited Financial Statements

	Year Ended December 31,	
	2023	2022
Revenues		
Sales Revenue	-	-
Cost of Sales	-	-
Gross Profit	-	-
Operating Expenses		
Payroll Expense	823,920	907,327
General and Administrative Costs	248,581	307,301
Professional Fees	78,262	121,143
Marketing Expenses	7,184	30,423
Warehouse Expense	21,960	10,730
Product Development Costs	11,109	5,985
Operating Lease Expense	48,834	123,225
Total Operating Expenses	1,239,850	1,506,134
Total Loss from Operations	(1,239,850)	(1,506,134)
Other Expense		
Other Income	-	-
Other Expense	-	10,861
Interest Expense	62,989	54,694
Total Other Income/Expense	62,989	65,555
Earnings Before Income Taxes, Depreciation, and Amortization	(1,302,839)	(1,571,689)
Amortization	-	-
Depreciation	-	-
Net Income (Loss)	(1,302,839)	(1,571,689)

NTS INNOVATION, INC
STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

See Accompanying Notes to these Unaudited Financial Statements

	Common Stock		Preferred Stock		APIC	Retained earnings (Deficit)	Total Shareholder's Equity
	# of Shares	$ Amount	# of Shares	$ Amount			
Beginning balance at 1/1/22	87,114,696	8,711	721,480	72	4,182,308	(4,150,101)	40,991
Issuance of Stock	-	-	-	-	-	-	-
Additional Paid in Capital	-	-	-	-	-	-	-
APIC - Stock Options	-				3,141	-	3,141
Net income (loss)	-	-	-	-	-	(1,574,319)	(1,574,319)
Ending balance at 12/31/22	87,114,696	8,711	721,480	72	4,185,449	(5,724,420)	(1,530,187)
Issuance of Stock	9,700,000	970	-	-	743	-	1,713
Additional Paid in Capital	-	-	-	-	-	-	-
APIC - Stock Options					10,147	-	10,147
Net income (loss)	-	-	-	-	-	(1,305,469)	(1,305,469)
Ending balance at 12/31/23	96,814,696	9,681	721,480	72	4,196,339	(7,029,889)	(2,823,796)

NTS INNOVATION, INC
STATEMENT OF CASH FLOWS

See Accompanying Notes to these Unaudited Financial Statements

	Year Ended December 31,	
	2023	**2022**
OPERATING ACTIVITIES		
Net Income (Loss)	(1,302,839)	(1,571,689)
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Increase (Decrease) in Accounts Receivable	-	-
Amortization of Right-of-Use Asset	15,828	15,606
Increase in accounts payable	352,508	367,132
Payment of accrued expenses	(1,164)	(31,679)
Increase in other current liability	168,987	299,404
Payments from operating lease	(48,510)	(43,252)
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	487,649	607,211
Net Cash provided by (used in) Operating Activities	(815,190)	(964,478)
INVESTING ACTIVITIES		
Purchase of equipment	(13,101)	(13,148)
Licenses and Certifications	-	-
Acquisition of trademark	(575)	-
Acquisition of patents	(439,035)	(165,655)
Net Cash provided by (used in) Investing Activities	(452,711)	(178,803)
FINANCING ACTIVITIES		
Payment of loan payable	(441,540)	(101,810)
Increase in borrowings from related party	1,744,185	520,000
Issuance of common stock	970	-
Additional paid in Capital	(220)	-
APIC - Stock Options	11,110	3,141
Net Cash provided by (used in) Financing Activities	1,314,505	421,331
Cash at the beginning of period	43,360	765,310
Net Cash increase (decrease) for period	46,604	(721,950)
Cash at end of period	89,964	43,360

NOTE 1 – DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS

NTS Innovation, Inc ("the Company") was originally established as NanoTube Solutions, LLC under the State of Illinois Limited Liability Company Act on July 17, 2015. It was later converted into a corporation in the State of Florida under Florida statutes on January 7, 2021. On April 26, 2023, it was converted to a State of Delaware corporation and has since been called NTS Innovation, Inc.

NTS Innovation, Inc is a designer and manufacturer of semiconductor and electronics hardware. The Company plans to earn revenue by directly selling physical hardware and by granting licenses for its proprietary technologies to other companies. The Company's registered office is in Wilmington, Delaware. The Company's customers will be located in the United States.

The Company has a valuation (409A) as of February 28, 2023, and it was determined that the fair value and fair market value of one share of the Company's common stock on a non-marketable, minority basis as of the valuation date was $0.13.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Substantial Doubt About the Entity's Ability to Continue as a Going Concern:

The accompanying balance sheet has been prepared on a going concern basis, which means that the entity expects to continue its operations and meet its obligations in the normal course of business during the next twelve months. Conditions and events creating the doubt include the fact that the Company has not commenced principal operations and will likely realize losses prior to generating positive working capital for an unknown period of time. Considering these factors, there is substantial doubt about the company's ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company's financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). The Company's fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

<u>Use of Estimates and Assumptions</u>

In preparing these unaudited financial statements in conformity with U.S. GAAP, the Company's management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported expenses during the reporting period.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.

<u>Fair Value of Financial Instruments</u>

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: Observable inputs such as quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2: Inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly. These include quoted prices for similar assets or liabilities in active markets and quoted prices for identical or similar assets or liabilities in markets that are not active.

Level 3: Unobservable inputs in which little or no market data exists, therefore developed using estimates and assumptions developed by us, which reflect those that a market participant would use.

There were no material items that were measured at fair value as of December 31, 2022 and December 31, 2023.

<u>Cash and Cash Equivalents</u>

The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company had $43,360 and $89,964 in cash and cash equivalents as of December 31, 2022 and December 31, 2023, respectively.

<u>Equipment</u>

Equipment is recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income. The Company has not yet placed any of its equipment in service; therefore, no depreciation expense has been recognized.

When equipment is eventually ready for use, depreciation will be provided using the straight-line method, based on useful lives of the assets.

The Company reviews the carrying value of equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment for December 31, 2023. Useful lives range from 3 - 5 years.

A summary of the Company's equipment is below.

Equipment Type	Useful Life in Years	Cost	Accumulated Depreciation	Disposals	Book Value as of 12/31/23
Computers	3	2,652	-	-	2,652
Machinery & Equipment	5	23,597	-	-	23,597
Grand Total		26,249	-	-	26,249

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The Company generates revenue by directly selling physical hardware and by granting licenses for its proprietary technologies to other companies. The Company's payments will be collected at time of service or initiation of services. The Company's primary performance obligation will be to maintain an acceptable level of software uptime for users over the subscription period which can be one to six months and revenue is recognized over the life of the subscription as performance obligations are satisfied. Additionally, the Company's primary performance obligation will be to deliver physical semiconductor and electronic hardware to customers in accordance with the agreed-upon specifications and delivery terms. Lastly, another performance obligation of the Company will be to provide licenses for their technologies to other entities, ensuring that the licensing agreements are fulfilled. Revenue is recognized at the point of sale, net of estimated returns.

General and Administrative

General and administrative expenses consist of office expenses, freight and postage, office supplies, meals, entertainment, travel expenses, management fees, bank charges, dues and subscriptions, training expenses, and other miscellaneous expenses.

Warehouse Expenses

Warehouse expenses include gas, fuel, vehicle expenses, tools, equipment repair and equipment rentals. These expenses are recorded upon incurrence.

Equity Based Compensation

The Company accounts for stock options issued to employees under ASC 718 (Stock Compensation). Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as an item of expense ratably over the employee's requisite vesting period. The Company has elected early adoption of ASU 2018-07, which permits measurement of stock options at their intrinsic value, instead of their fair value. An option' s intrinsic value is defined as the amount by which the fair value of the underlying stock exceeds the exercise price of an option. In certain cases, this means that option compensation granted by the Company may have an intrinsic value of $0.

	Nonvested Shares	Weighted Average Fair Value
Nonvested shares, December 31, 2021	-	$0.00
Granted	376,600	$0.00
Vested	-	$0.00
Forfeited	-	$0.00
Nonvested shares, December 31, 2022	376,600	$0.00
Granted	150,000	$0.00
Vested	(75,000)	$0.00
Forfeited	-	$0.00
Nonvested shares, December 31, 2023	451,600	$0.00

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 (Equity). The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to expense and credited to additional paid- in capital.

There is not a viable market for the Company's common stock to determine its fair value, therefore management is required to estimate the fair value to be utilized in the determining stock-based compensation costs. In estimating the fair value, management considers recent sales of its common stock to independent qualified investors, placement agents' assessments of the underlying common shares relating to our sale of preferred stock and validation by independent fair value experts. Considerable management judgment is necessary to estimate the fair value. Accordingly, actual results could vary significantly from management's estimates. Management has concluded that the estimated fair value of the Company's stock and corresponding expense is negligible.

<u>Recent Accounting Pronouncements</u>

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

The Company has related party loans with Meyer Enterprises, LLC., the majority holder of 75,000,000 Class F common shares in the Company, and DJ Sunset, owned by Donald Meyer, Chief Executive Officer of the Company. The related party loan is derived from a combination of operating capital for NTS and shared services. Meyer Enterprises has provided all of the operating capital for NTS for the past two years, which forms the majority of the related party loan balance.   The Shared Services included Meyer Enterprises LLC providing its skilled key personnel to NTS to support day to day operations and other efforts.   The balance of the related party receivable was $850,000 in 2022 and $2,594,185 in 2023. These loans funded transactions related to shared and professional services.

Additionally, Nu-Age Heating Systems, LLC, which is 100% owned by the Company entered a loan agreement with Busey Bank on March 20, 2018, where the Company and Meyer Enterprises LLC are the guarantors, and the Company has assumed responsibility for paying the principal and interest. (See Note 5).

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

The Company is not currently involved with or knows of any pending or threatening litigation against it or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company acts as one of the guarantors in the loan agreement entered into by a related party (See note 5).

<u>Operating Lease</u>

The Company is required to follow the guidance of Accounting Standards Codification 842 ("ASC 842"), Leases. On October 14, 2021, the Company entered into a lease agreement with Calypso Equity LLC for an office space that was described as Suite 160, consisting of approximately 1,000 square feet leased premises. The term and duration of the lease was for a period of three (3) years commencing on the 1st day of December 2021 and ending on the 30th day of November 2024. The Company has an option to renew the lease for a one renewal term of two (2) years.

Lease Expenses

	Year Ending 2023
Operating Lease	32,295

Maturity Analysis

Year	Operating
2024	15,129
Total Undiscounted cash flows	15,129
Less: Present Value Discount	(90)
Total Lease Liabilities	15,039

NOTE 5 – LIABILITIES AND DEBT

Loans Payable - On March 20, 2018, the Nu-Age Heating Systems, LLC entered into a loan agreement with Busey Bank for $1,148,000 with an interest rate ranging from 8.5% to 10.75% and a maturity date of March 20, 2028. The Company is one of the guarantors of this loan. Meyer Enterprises LLC remains a guarantor as well. While the Company has assumed responsibility for paying the principal and interest, Meyer Enterprises' assets are held as collateral. The balance of this loan was $674,349 and $232,809 as of December 31, 2022 and 2023, respectively.

Debt Principal Maturities 5 Years Subsequent to 2023

Year	Amount
2024	-
2025	-
2026	-
2027	-
2028	232,809
Thereafter	-

NOTE 6 – EQUITY

The Company has authorized 149,278,520 of common shares with a par value of $0.0001 per share. As of December 31, 2022 and 2023, 87,114,696 shares and 96,814,696 shares were issued and outstanding, respectively.

Voting: Common stockholders are entitled to one vote per share

Dividends: The holders of common stock are entitled to receive dividends when and if declared by the Board of Directors.

The Company has authorized 721,480 of preferred shares with a par value of $0.0001 per share. 721,480 shares were issued and outstanding as of 2022 and 2023.

Voting: Preferred shareholders have 1 vote for every common share they could own if converted.

Dividends: The holders of preferred stock are entitled to receive cash dividends at the rate of 5% when and if declared by the Board of Directors. Such dividends will be payable pro rate among holders of Preferred Stock on a pari passu basis and only when declared by the Board of Directors and shall be non-cumulative.

Redemption: The preferred stock shall not be redeemable by the holders of such shares.

Conversion: Preferred shareholders have the right to convert shares into common stock at the discretion of the shareholder or automatically in change of control events. The conversion price of the preferred stock shall initially be $2.98 per share.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2023 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through November 1, 2024, the date these financial statements were available to be issued.

Consistent with Note 5, During 2024, Meyer Enterprises LLC provided additional services to the Company, which increased the total principal and interest due to Meyers to Enterprises LLC to an aggregate of $3,139,982. In October 2024, the Company entered into a Series A Preferred Stock Conversion agreement with Meyer Enterprises, LLC, where the aggregate balance was converted to Series A Preferred Stock at a conversion price of $2.98 per share. The total Series A Preferred shares issued to Meyers was 1,053,685.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]





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GET A PIECE OF NTS INNOVATIONS

Nanoscale Energy Harvesting

NTS Innovations is a pre-revenue nanotechnology and semiconductor chip manufacturer transforming the way we power electronic devices with Nanoscale Energy Harvesting™ products, allowing an uninterrupted energy supply without ongoing maintenance. We are currently in late stages of R&D, with projected release by the end of 2025.

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Get Equity

This Reg CF offering is made available through StartEngine Capital, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

NTS INNOVATIONS™
Tiny Scale, Massive Impact

$0 Raised

OVERVIEW | ABOUT | TERMS | PRESS | DISCUSSION | INVESTING FAQS

Get Equity
$0.59 Per Share

RAISED ⓘ $0	INVESTORS ---
MIN INVEST ⓘ $499.73	VALUATION $60.65M

REASONS TO INVEST

- NTS Innovations has obtained exclusive global licenses to develop Graphene Energy Harvesting Products, transforming ambient energy into usable power for electronics.

- NTS Innovations targets the $1 trillion global electronics market and the $105 billion batteries market, focusing on the

2 billion new IoT devices created annually.



Supported by investors such as Meyer Enterprises, we've secured $7.1 million in prior funding and are collaborating with top IoT manufacturers and a premier graphene foundry.

PRODUCTS ARE STILL IN DEVELOPMENT. SEE DESCRIPTION OF BUSINESS - INTELLECTUAL PROPERTY SECTION OF THE OFFERING MEMORANDUM FOR INFORMATION ON IP LICENSES.

No money of other consideration is being solicited, and if sent in response, will not be accepted. No offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through an intermediary's platform. An indication of interest involves no obligation or commitment of any kind. "Reserving" shares is simply an indication of interest.

TEAM



Donald Meyer • CEO & Board Member

Donald L. Meyer is the Founder and CEO of NTS Innovations. An expert in advanced manufacturing and nanotechnology, he aims for a cleaner, safer, and more efficient world. Previously, he founded Meyer Enterprises LLC, parent of ISI Building Products. Don has extensive experience in sales, strategy, and product development, holding dozens of US patents and trademarks, focused on innovative solutions.

In addition to working an average of 25 hours a week for NTS, Don also serves as CEO of NTS's parent company, ISI Building Products / Meyer Enterprises, for which he works an average of 25 hours a week as well.

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Thomas Buzzell • Board Member and acting COO

Thomas Buzzell is the COO of NTS Innovations. A senior executive recognized for enhancing organizational effectiveness, he oversees business strategy, team building, and process improvement. Before NTS, Tom spent 32 years at Caterpillar Inc., with 20 years in executive roles, including Global Operations CIO. He led major infrastructure and cloud transformations, excelling in operations and strategic supplier relationships. Tom continues his performance legacy, driving growth and efficiency at NTS.

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Julie Meyer • Board Member and CFO

Julie Meyer is a seasoned CFO with over two decades of executive, managerial and accounting experience. She is the Co-Founder of Meyer Enterprises and is passionate



about building companies that focus on innovation and bringing new concepts to market.

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Ryan McCoy • VP of Marketing and Customer Engagement

Ryan McCoy is an experienced business manager with nearly two decades of expertise in product development, sales and marketing. With a passion for sustainability, clean energy and novel technology, he excels at partnering with customers to achieve win-win outcomes.

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THE PITCH

Revolutionizing Energy Harvesting

NTS Innovations is a pioneering nanotechnology company dedicated to transforming how we power electronic devices. We bridge the gap between cutting-edge research and real-world applications, with the goal of delivering innovative solutions to the market. As a semiconductor chip manufacturer, we are developing Nanoscale Energy Harvesting™ products in order to provide an uninterrupted energy supply without the need for ongoing maintenance. Our advanced nanoscale technology has the potential to replace batteries in a wide range of consumer electronics.



The image above depicts NTS Innovations' chip. Chip images are conceptual renderings. The commercial product is still currently under development.

Why NTS Innovations?

- **Novel Technology** – Our chips will enable self-powered devices by converting ambient noise, such as thermal, radiation, vibrations, radio frequency, and more, into usable power directly at the point of use.
- **Clean & Sustainable** – Crafted from non-toxic materials and emitting no harmful byproducts, our technology aligns perfectly with the increasing demand for eco-friendly solutions.
- **Scalable & Efficient** – Silicon-level design enables efficient energy harvesting that is scalable and customizable via feature density and chip arrays.
- **Wide Range of Applications** – Our technology roadmap goes beyond IoT and wireless sensors, with the goal of offering a sustainable solution to power wearables, medical devices, consumer electronics, smart homes, and even aerospace components.
- **Reduced Maintenance Costs** – Eliminating the need to manage and replace batteries leads to substantial cost savings for both businesses and consumers.

At NTS Innovations, we are committed to pioneering sustainable energy solutions that redefine efficiency and convenience, ensuring a brighter, greener future for all.

THE OPPORTUNITY

Overcoming Battery Limitations with Nanoscale Energy Harvesting

Battery limitations have challenged electronics for decades, with issues like limited lifespan, replacement hassles, and environmental impact posing significant concerns.[1,2] Imagine a world where dead batteries and constant replacements are a thing of the past. With our revolutionary technology, we're creating a future where devices seamlessly harvest energy from their environment, enabling uninterrupted operation and fostering a more sustainable tomorrow.

POWER SOURCE COMPARISON

	Nanoscale Energy Harvesting™	Wired	Batteries	Existing Energy Harvesting
Initial cost	Moderate	High	Low	Moderate
Environmental Impact	Low	Moderate	High	Low
No Ongoing Cost	✔	✘	✘	✔
Mobile	✔	✘	✔	✔
Internal to Device	✔	✘	✔	✔
Uninterrupted Supply	✔	✔	✘	✘
Independent of Environment	✔	✔	✘	✘
Form Factor Flexibility	✔	✘	✘	✘

Our Nanoscale Energy Harvesting chips harness the power of nanotechnology to capture ambient energy—thermal, radiation, vibrations, and radio frequencies—and convert it into usable electricity. This chip-level integration is expected to allow devices to generate their own power, eliminating the need for bulky and wasteful batteries. Initially targeting the expansive Internet of Things (IoT) market, we believe our scalable solution has vast potential applications, from wearables and medical implants to industrial sensors and smart homes.



WHAT SETS NTS APART?

UNMATCHED SCALABILITY

NTS' GEH circuits are measured in nanometers, allowing for incredible scalability

ENERGY SOURCE AGNOSTIC

It can function independently or alongside existing batteries, providing continuous power or trickle charging

ENVIRONMENTALLY FRIENDLY & UNCONSTRAINED

It harvests clean energy from naturally occurring vibrations and oscillations within the device itself

*The images above depict NTS Innovations' chip. Chip images are conceptual renderings. The commercial product is still currently under development.

Nanoscale Energy Harvesting aims to be "energy source agnostic," allowing power generation in nearly all environments. NTS Innovations leverages patented Graphene Energy Harvesting (GEH) technology to provide sustainable, uninterrupted energy without ongoing maintenance costs, resulting in a sustainable, adaptable solution that reduces or eliminates device dependence on batteries.

THE MARKET & OUR TRACTION

Tiny Scale, Massive Impact

MARKET OPPORTUNITY

Vertical	New Devices Annually
IoT	2,064,000,000
Wearables	80,080,000
LED Lights	4,360,000,000
Mobile Phones	1,605,000,000
Tablets	177,670,000
Laptops	161,000,000
Networking	56,870,000
Medical Devices	85,000,000
Localized Power	3,146,000
Total	8,592,766,000

Source

Battery limitations frustrate industries across the board, from wearables and sensors to smart home devices and aerospace components. NTS offers a solution that helps ensure uninterrupted operations and reduced costs. With 2 billion new IoT devices created annually, NTS stands to benefit, targeting the broader global electronics market valued at over $1 trillion.[3]


GAINING TRACTION
$7.1M
Secured from investors, university research grants and ongoing support from Meyer Enterprises
Key collaboration with a leading graphene foundry for scalable production
13
Granted Patents & growing
Extensive ongoing engagement with IoT device manufacturers, distributors, and end users

NTS Innovations has encountered an incredible appetite for better power management in the marketplace. Our vision has attracted $7.1 million in funding from investors and university research grants, with ongoing support from our majority shareholder, Meyer Enterprises. We are actively engaged with key players—IoT device manufacturers, distributors, and end users—which we believe will pave the way for widespread adoption of our technology. Our proprietary approach to Nanoscale Energy Harvesting™, protected by exclusive global licenses, offers a sustainable and efficient way to power devices, making NTS a truly unique investment opportunity.

WHY INVEST

The Future of Sustainable, Always-On Technology



INVEST IN THE FUTURE OF POWER

Be part of our mission to build a future free
from the limitations of batteries

*The image above depicts NTS Innovations' chip. Chip images are conceptual renderings. The commercial product is still currently under development.

At NTS Innovations, we believe our technology is a catalyst for change, capable of transforming entire industries, promoting environmental responsibility, and ushering in a new era of "always on" functionality for electronic devices. Our goal is to launch our first commercial product featuring Graphene Energy Harvesting by the end of 2025. To achieve this, we are developing a beta testing program with a development kit that will enable potential customers to experiment with the technology.



2021 FAYETTEVILLE CHAMBER OF COMMERCE INNOVATOR OF THE YEAR



2021 AFWERX REIMAGINING ENERGY CHALLENGE SELECTION

We envision a future powered by clean, sustainable energy, where devices seamlessly integrate with their environment and battery limitations become a relic of the past. Join NTS Innovations in creating a more sustainable future.

Invest in the future of power. Invest in NTS Innovations.

ABOUT

HEADQUARTERS

385 Truck Haven RD
East Peoria , IL 61611

WEBSITE

View Site ↗

NTS Innovations is a pre-revenue nanotechnology and semiconductor chip manufacturer transforming the way we power electronic devices with Nanoscale Energy Harvesting™ products, allowing an uninterrupted energy supply without ongoing maintenance. We are currently in late stages of R&D, with projected release by the end of 2025.

TERMS

NTS Innovations

Overview

PRICE PER SHARE
$0.59

VALUATION
$60.65M

DEADLINE ⓘ
Nov. 4, 2024 at 4:45 PM UTC

FUNDING GOAL ⓘ
$15k - $1.23M

Breakdown

MIN INVESTMENT ⓘ
$499.73

OFFERING TYPE
Equity

MAX INVESTMENT ⓘ
$1,234,999.80

SHARES OFFERED
Common (CS) Stock

MIN NUMBER OF SHARES OFFERED

25,423

MAX NUMBER OF SHARES OFFERED

2,093,220

Maximum Number of Shares Offered subject to adjustment for bonus shares

SEC Recent Filing →

Offering Memorandum →

Financials

	Most Recent Fiscal Year-End	Prior Fiscal Year-End
Total Assets	$1,256,620	$773,133
Cash & Cash Equivalents	$89,964	$43,360
Accounts Receivable	$0	$0
Short-Term Debt	$1,248,162	$761,303
Long-Term Debt	$2,826,994	$1,539,388
Revenue & Sales	$0	$0
Costs of Goods Sold	$0	$0
Taxes Paid	$0	$0
Net Income	-$1,302,839	-$1,571,689

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

<u>Investment Incentives and Bonuses*</u>

Loyalty/Partner Bonus:

Bonus Shares: 10%

As a prior investor in, or friends and family of, NTS Innovations, you are eligible for additional bonus shares.

Testing the Waters Reservations Page Bonus:

Bonus Shares: 5%

Time-Based Perks:

Early Bird 1: Invest $1,000+ within the first 2 weeks | 10% bonus shares

Early Bird 2: Invest $5,000+ within the first 2 weeks | 15% bonus shares

Early Bird 3: Invest $10,000+ within the first 2 weeks | 20% bonus shares

Early Bird 4: Invest $20,000+ within the first 2 weeks | 25% bonus shares

Early Bird 5: Invest $50,000+ within the first 2 weeks | 30% bonus shares

Mid-Campaign Perks (Flash Perks):

Flash Perk 1: Invest $5,000+ between days 35 - 40 and receive 10% bonus shares

Flash Perk 2: Invest $5,000+ between days 60 - 65 and receive 10% bonus shares

Amount-Based Perks:

Tier 1 Perk: Invest $2,500 + priority access to purchase a development kit when available

Tier 2 Perk: Invest $5,000 + receive 5% bonus share + priority access to purchase a development kit when available

Tier 3 Perk: Invest $10,000 + and receive 10% bonus shares + priority access to purchase a development kit when available

Tier 4 Perk: Invest $20,000+ and receive 15% bonus shares + a 30-minute zoom call with an executive team member + priority access to purchase a development kit when available

Tier 5 Perk: Invest $50,000+ and receive 20% bonus shares + a 30-minute zoom call with an executive team member + priority access to purchase a development kit when available

In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed. Crowdfunding investments made through a self-directed IRA cannot receive perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those perks because they would be receiving a benefit from their IRA account.

Zoom calls with an executive team member will be scheduled at mutually convenient times. Development kits will be provided after the investment period ends and when available.

The 10% StartEngine Venture Club Bonus

NTS Innovations, Inc. will offer 10% additional bonus shares for all investments that are committed by investors who are eligible for the StartEngine Venture Club.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $0.59 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $59. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and the time of offering elapsed. Eligible investors will also receive the Venture Club Bonus, the Loyalty Bonus, and the Testing the Waters Reservation Page Bonus in addition to the aforementioned bonus.

Irregular Use of Proceeds
The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Inter company debt or back payments. Vendor payments. Salary payments made to one's self, a friend or relative.

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FAQS

How much can I invest? ⌃

With Regulation A+, a non-accredited investor can only invest a maximum of 10% of their annual income or 10% of their net worth per year, whichever is greater. There are no restrictions for accredited investors.

With Regulation Crowdfunding, non-accredited investors with an annual income or net worth less than $124,000, are limited to invest a maximum of 5% of the greater of those two amounts. For those with an annual income and net worth greater than $124,000, he/she is limited to investing 10% of the greater of the two amounts.

When will I receive my shares? ⌃

At the close of an offering, all investors whose funds have "cleared" by this time will be included in the disbursement. At this time, each investor will receive an email from StartEngine with their Countersigned Subscription Agreement, which will serve as their proof of purchase moving forward.

Please keep in mind that a company can conduct a series of "closes" or withdrawals of funds throughout the duration of the campaign. If you are included in that withdrawal period, you will be emailed your countersigned subscription agreement and proof of purchase immediately following that withdrawal.

What will the return on my investment be? ⌃

StartEngine assists companies in raising capital, and once the offering is closed, we are no longer involved with whether the company chooses to list shares on a secondary market, or what occurs thereafter. Therefore, StartEngine has no control or insight into your investment after the close of the live offering. In addition, we are not permitted to provide financial advice. You may want to contact a financial professional to discuss possible investment outcomes.

Can I cancel my investment? ⌃

For Regulation Crowdfunding, investors are able to cancel their investment at any point throughout the campaign up until 48 hours before the closing of the offering. Note: If the company does a rolling close, they will post an update to their current investors, giving them the opportunity to cancel during this timeframe. If you do not cancel within this 5-day timeframe, your funds will be invested in the company, and you will no longer be able to cancel the investment. If your funds show as 'Invested' on your account dashboard, your investment can no longer be canceled.

For Regulation A+, StartEngine allows for a four-hour cancelation period. Once the four-hour window has passed, it is up to each company to set their own cancelation policy. You may find the company's cancelation policy in the company's offering circular.

Once your investment is canceled, there is a 10-day clearing period (from the date your investment was submitted). After your funds have cleared the bank, you will receive your refund within 10 business days.

Refunds that are made through ACH payments can take up to 10 business days to clear. Unfortunately, we are at the mercy of the bank, but we will do everything we can to get you your refund as soon as possible. However, every investment needs to go through the clearing process in order to get sent back to the account associated with the investment.

What is the difference between Regulation Crowdfunding and Regulation A+?

Both Title III (Regulation Crowdfunding) and Title IV (Reg A+) help entrepreneurs crowdfund capital investments from unaccredited and accredited investors. The differences between these regulations are related to the investor limitations, the differing amounts of money companies are permitted to raise, and differing disclosure and filing requirements. To learn more about Regulation Crowdfunding, click here, and for Regulation A+, click here.

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Important Message

IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. INVESTMENTS ON STARTENGINE ARE SPECULATIVE, ILLIQUID, AND INVOLVE A HIGH DEGREE OF RISK, INCLUDING THE POSSIBLE LOSS OF YOUR ENTIRE INVESTMENT.

www.StartEngine.com is a website owned and operated by StartEngine Crowdfunding, Inc. ("StartEngine"), which is neither a registered broker-dealer, investment advisor nor funding portal.

Unless indicated otherwise with respect to a particular issuer, all securities-related activity is conducted by regulated affiliates of StartEngine: StartEngine Capital LLC, a funding portal registered **here** with the US Securities and Exchange Commission (SEC) and **here** as a member of the Financial Industry Regulatory Authority (FINRA), or StartEngine Primary LLC ("SE Primary"), a broker-dealer registered with the SEC and **FINRA** / **SIPC**. You can review the background of our broker-dealer and our investment professionals on FINRA's BrokerCheck **here**. StartEngine Secondary is an alternative trading system (ATS) regulated by the SEC and operated by SE Primary. SE Primary is a member of SIPC and explanatory brochures are available upon request by contacting SIPC at (202) 371-8300.

StartEngine facilitates three types of primary offerings:

1) Regulation A offerings (JOBS Act Title IV; known as Regulation A+), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Primary, LLC (unless otherwise indicated). 2) Regulation D offerings (Rule 506(c)), which are offered only to accredited investors. These offerings are made through StartEngine Primary, LLC. 3) Regulation Crowdfunding offerings (JOBS Act Title III), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Capital, LLC. Some of these offerings are open to the general public, however there are important differences and risks.

Any securities offered on this website have not been recommended or approved by any federal or state securities commission or regulatory authority. StartEngine and its affiliates do not provide any investment advice or recommendation and do not provide any legal or tax advice concerning any securities. All securities listed on this site are being offered by, and all information included on this site is the responsibility of, the applicable issuer of such securities. StartEngine does not verify the adequacy, accuracy, or completeness of any information. Neither StartEngine nor any of its officers, directors, agents, and employees makes any warranty, express or implied, of any kind whatsoever related to the adequacy, accuracy, or completeness of any information on this site or the use of information on this site.

Investing in private company securities is not suitable for all investors. An investment in private company securities is highly speculative and involves a high degree of risk. It should only be considered a long-term investment. You must be prepared to withstand a total loss of your investment. Private company securities are also highly illiquid, and there is no guarantee that a market will develop for such securities. Each investment also carries its own specific risks, and you should complete your own independent due diligence regarding the investment. This includes obtaining additional information about the company, opinions, financial projections, and legal or other investment advice. Accordingly, investing in private company securities is appropriate only for those investors who can tolerate a high degree of risk and do not require a liquid investment. See additional general disclosures **here**.

By accessing this site and any pages on this site, you agree to be bound by our **Terms of use** and **Privacy Policy**, as may be amended from time to time without notice or liability.

Canadian Investors

Investment opportunities posted and accessible through the site will not be offered to Canadian resident investors. Potential investors are strongly advised to consult their legal, tax and financial advisors before investing. The securities offered on this site are not offered in jurisdictions where public solicitation for offerings is not permitted; it is solely your responsibility to comply with the laws and regulations of your country of residence.

California Investors Only – **Do Not Sell My Personal Information** (800-317-2200). StartEngine does not sell personal information. For all customer inquiries, please write to contact@startengine.com.

StartEngine Marketplace

StartEngine Marketplace ("SE Marketplace") is a website operated by StartEngine Primary, LLC ("SE Primary"), a broker-dealer that is registered with the SEC and a member of FINRA and the SIPC.

StartEngine Secondary ("SE Secondary") is our investor trading platform. SE Secondary is an SEC-registered Alternative Trading System ("ATS") operated by SE Primary that matches orders for buyers and sellers of securities. It allows investors to trade shares purchased through Regulation A+, Regulation Crowdfunding, or Regulation D for companies who have engaged StartEngine Secure LLC as their transfer agent. The term "Rapid," when used in relation to transactions on SE Marketplace, specifically refers to transactions that are facilitated on SE Secondary, This is because, unlike with trades on the StartEngine Bulletin Board ("SE BB"), trades on SE Secondary are executed the moment that they are matched.

StartEngine Bulletin Board ("SE BB") is a bulletin board platform on which users can indicate to each other their interest to buy or sell shares of private companies that previously executed Reg CF or Reg A offerings not necessarily through SE Primary. As a bulletin board platform, SE BB provides a venue for investors to access information about such private company offerings and connect with potential sellers. All investment opportunities on SE BB are based on indicated interest from sellers and will need to be confirmed. Even if parties express mutual interest to enter into a trade on SE BB, a trade will not immediately result because execution is subject to additional contingencies, including among others, effecting of the transfer of the shares from the potential seller to the potential buyer by the issuer and/or transfer agent. SE BB is distinct and separate from SE Secondary. SE Secondary facilitates the trading of securities by matching orders between buyers and sellers and facilitating executions of trades on the platform. By contrast, under SE BB, SE Primary assists with the facilitation of a potential resulting trade off platform including, by among other things, approaching the issuer and other necessary parties in relation to the potential transaction. The term "Extended", when used in relation to transactions on SE Marketplace denotes that these transactions are conducted via SE BB, and that these transactions may involve longer processing times compared to SE Secondary for the above-stated reasons.

Even if a security is qualified to be displayed on SE Marketplace, there is no guarantee an active trading market for the securities will ever develop, or if developed, be maintained. You should assume that you may not be able to liquidate your investment for some time or be able to pledge these shares as collateral.

EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

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STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 5.5-13% (five and one-half to thirteen) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions, and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

- As compensation for the services provided by StartEngine Capital, investors are also required to pay StartEngine Capital a fee consisting of a 0-3.5% (zero to three and a half percent) service fee based on the dollar amount of securities purchased in each investment.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be canceled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50%, and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before the new deadline.

- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer, with priority given to StartEngine Owners Bonus members.

- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be canceled and committed funds will be returned.

- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, commit to an investment or communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.

- Investor Limitations: There are no investment limits for investing in crowdfunding offerings for accredited investors. Non-accredited investors are limited in how much they can invest in all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $124,000, then during any 12-month period, they can invest either $2,500 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $124,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $124,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

**CERTIFICATE OF AMENDMENT TO THE
CERTIFICATE OF INCORPORATION OF
NTS INNOVATIONS, INC.,
a Delaware corporation**

NTS Innovations, Inc., a corporation organized and existing under the General Corporation Law of the State of Delaware (the "*Corporation*"), DOES HEREBY CERTIFY:

FIRST: That the name of the Corporation is NTS Innovations, Inc.

SECOND: That the Corporation's original Certificate of Incorporation was filed with the Secretary of State of the State of Delaware on April 26, 2023 (the "*Certificate*").

THIRD: That the Board of Directors duly adopted, pursuant to Section 242 of the General Corporation Law of the State of Delaware, resolutions setting forth an amendment to the Certificate, and declaring said amendment to be advisable and in the best interests of this corporation and its stockholders. The stockholders of the Corporation duly approved said proposed amendment by written consent in accordance with Sections 228 and 242 of the General Corporation Law of the State of Delaware.

FOURTH: That the Certificate is hereby amended by deleting the text of Section A of Article FIVE in their entirety and substituting the following therefor:

"A.   This Corporation is authorized to issue two classes of shares to be designated respectively preferred stock ("*Preferred Stock*") and common stock ("*Common Stock*"). The total number of shares of capital stock that the Corporation is authorized to issue is One Hundred Fifty One Million Fifty Three Thousand Six Hundred Eighty Five (151,053,685). The total number of shares of Preferred Stock this Corporation shall have authority to issue is One Million Seven Hundred Twenty Five Thousand Six Hundred Fifty Nine (1,775,165). The total number of shares of Common Stock this Corporation shall have authority to issue is One Hundred Forty Nine Million Two Hundred Seventy Eight Thousand Five Hundred Twenty (149,278,520). The Preferred Stock shall have a par value of $0.0001 per share and the Common Stock shall have a par value of $0.0001 per share.

FIFTH: Except as modified hereby, the Certificate shall remain in full force and effect.

*   *   *   *

IN WITNESS WHEREOF, the undersigned has executed this Certificate of Amendment on this ___ day of October, 2024.

NTS Innovations, Inc.

Signed by:

By Don Meyer

B1C3085B7B08479...

Donald L. Meyer

Chief Executive Officer

4859-3313-5343.1

State of Delaware
Secretary of State
Division of Corporations
Delivered 09:17 PM 04/26/2023
FILED 09:17 PM 04/26/2023
SR 20231662249 - File Number 7428653

CERTIFICATE OF INCORPORATION
OF
NTS INNOVATIONS, INC.

ARTICLE I.

The name of the corporation (hereinafter called the "***Corporation***") is NTS Innovations, Inc.

ARTICLE II.

The address of the registered office of the Corporation in the State of Delaware and the County of New Castle is 251 Little Falls Drive, Wilmington, Delaware 19808 and the name of the registered agent at that address is Corporation Service Company.

ARTICLE III.

The name and address of the Corporation's incorporator is Donald L. Meyer, c/o O'Melveny & Myers LLP, 2765 Sand Hill Road, Menlo Park, California 94025.T.

ARTICLE IV.

The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of the State of Delaware.

ARTICLE V.

A. This Corporation is authorized to issue two classes of shares to be designated respectively preferred stock ("***Preferred Stock***") and common stock ("***Common Stock***"). The total number of shares of capital stock that the Corporation is authorized to issue is One Hundred Fifty Million (150,000,000). The total number of shares of Preferred Stock this Corporation shall have authority to issue is Seven Hundred Twenty-One Thousand Four Hundred Eighty (721,480). The total number of shares of Common Stock this Corporation shall have authority to issue is One Hundred Forty Nine Million Two Hundred Seventy Eight Thousand Five Hundred Twenty (149,278,520). The Preferred Stock and the Common Stock shall each have a par value of $0.0001 per share.

B. All of the Preferred Stock shall be designated "***Series A Preferred Stock***."

C. The powers, preferences, privileges, rights, restrictions, and other matters relating to the Preferred Stock and Common Stock are as follows:

1. Dividends.

a. Holders of Preferred Stock, in preference to the holders of Common Stock, shall be entitled to receive, when, as and if declared by the Board of Directors, but only out of funds that are legally available therefor, cash dividends at the rate of 5% of the Original Series A Issue Price (as defined below) per annum on each outstanding share of Preferred Stock. Such dividends shall

be payable pro rata among the holders of Preferred Stock on a pari passu basis and only when, as and if declared by the Board of Directors and shall be non-cumulative.

b. The "*Series A Original Issue Price*" shall mean, with respect to the Series A Preferred Stock, $2.98 per share (as adjusted for any stock dividends, combinations, splits, recapitalizations and the like with respect to such shares after the filing date hereof).

c. So long as any shares of Preferred Stock are outstanding, the Corporation shall not pay or declare any dividend, whether in cash or property, or make any other distribution on the Common Stock, or purchase, redeem or otherwise acquire for value any shares of Common Stock until all dividends as set forth in Section 1(a) above on the Preferred Stock shall have been paid or declared and set apart, except for:

(1) acquisitions of Common Stock by the Corporation pursuant to agreements which permit the Corporation to repurchase such shares at cost (or the lesser of cost or fair market value) upon termination of services to the Corporation;

(2) acquisitions of Common Stock in exercise of the Company's right of first refusal to repurchase such shares as approved by the Board of Directors, including at least one of the Preferred Directors; or

(3) distributions to holders of Common Stock in accordance with Section 2.

d. In the event dividends are paid on any share of Common Stock, the Corporation shall pay an additional dividend on all outstanding shares of Preferred Stock in a per share amount equal (on an as-if-converted to Common Stock basis) to the amount paid or set aside for each share of Common Stock.

e. The provisions of Sections 1(c) and 1(d) shall not apply to a dividend payable solely in Common Stock to which the provisions of Section 5(e) hereof are applicable, or any repurchase of any outstanding securities of the Company that is approved by (i) the Board of Directors and (ii) the holders of Preferred Stock as may be required by this Certificate of Incorporation (this "*Certificate of Incorporation*").

2. Liquidation Preference.

a. In the event of any Liquidation Event (as defined below), whether voluntary or involuntary, the holders of the Preferred Stock shall be entitled to receive, prior and in preference to any distribution of any of the assets or surplus funds of the Corporation to the holders of the Common Stock by reason of their ownership thereof, an amount equal to the Series A Original Issue Price per share. If upon the occurrence of such event, the assets and funds thus distributed among the holders of the Preferred Stock shall be insufficient to permit the payment to such holders of the full aforesaid preferential amount, then the entire assets and funds of the Corporation legally available for distribution shall be distributed ratably among the holders of the Preferred Stock in proportion to the preferential amount each such holder is otherwise entitled to receive under this subsection (a).

b. After payment in full of the liquidation preference with respect to the Preferred Stock as provided in subsection (a) of this Section C.2, if any assets or funds remain in the Corporation, the holders of the Common Stock shall be entitled to receive the remaining assets and funds legally available therefor distributed ratably among the holders of the Common Stock, on an as converted to Common Stock basis.

c. For purposes of this Section C.2, unless otherwise agreed in writing by the holders of a majority of the outstanding shares of Preferred Stock (voting together as a single class on an as-converted basis), a "*Liquidation Event*" shall include (i) any acquisition of the Corporation by means of merger or other form of corporate reorganization in which outstanding shares of the Corporation are exchanged for securities or other consideration issued, or caused to be issued, by the acquiring corporation or its subsidiary and in which the holders of capital stock of the Corporation hold less than a majority of the voting power of the surviving entity (other than a mere reincorporation transaction), (ii) a sale of all or substantially all of the assets or intellectual property of the Corporation, (iii) the closing of the transfer (whether by merger, acquisition, sale, consolidation or otherwise), in one transaction or a series of related transactions, to a person or group of affiliated persons (other than an underwriter of the Corporation's securities), of the Corporation's then outstanding securities if, after such closing, such person or group of affiliated persons would hold 50% or more of the outstanding voting stock of the Corporation or (iv) a liquidation, dissolution or winding up of the Corporation. Notwithstanding the foregoing, the issuance of newly issued shares of capital stock of the Corporation in a financing transaction shall not be deemed a liquidation, dissolution or winding up of the Corporation.

d. Whenever the distribution provided for in this Section C.2 shall be payable in securities or property other than cash, the value of such distribution shall be the fair market value of such securities or other property as determined in good faith by the Board of Directors, including at least one of the Preferred Directors.

3. <u>Redemption</u>. The Preferred Stock and the Common Stock shall not be redeemable by the holders of such shares.

4. <u>Voting Rights.</u> Each holder of shares of Preferred Stock shall be entitled to the number of votes equal to the number of shares of Common Stock into which such shares of Preferred Stock could then be converted and shall have voting rights and powers equal to the voting rights and powers of the Common Stock (except as otherwise expressly provided herein or as required by law, voting together with the Common Stock as a single class) and shall be entitled to notice of any stockholders' meeting in accordance with the Bylaws of the Corporation. Fractional votes shall not, however, be permitted and any fractional voting rights resulting from the above formula (after aggregating all shares into which shares of Preferred Stock held by each holder could be converted) shall be rounded to the nearest whole number (with one-half being rounded upward).

5. <u>Conversion</u>. The holders of the Preferred Stock shall have conversion rights as follows:

a. <u>Right to Convert</u>.

(1) Each share of Preferred Stock shall be convertible, at the option of the holder thereof, at any time after the date of issuance of such share, at the office of the Corporation or any transfer agent for such stock, into such number of fully paid and nonassessable shares of Common Stock as is determined by dividing the Series A Original Issue Price by the Series A Conversion Price applicable to such share, determined as hereinafter provided, in effect on the date the certificate is surrendered for conversion. The "*Conversion Price*" for shares of Series A Preferred Stock (the "*Series A Conversion Price*") shall initially be $2.98 per share of Series A Preferred Stock.

b. Automatic Conversion.

(1) Each share of Preferred Stock shall automatically be converted into shares of Common Stock at the then-effective Conversion Price applicable to such share upon the earlier of (1) the date specified by written consent or agreement of holders of a majority of the shares of Preferred Stock then outstanding, or (2) immediately upon the closing of the sale of the Corporation's Common Stock in a firm-commitment, underwritten public offering registered under the Securities Act of 1933, as amended (the "*Securities Act*"), other than a registration relating solely to a transaction under Rule 145 under such Act (or any successor thereto) or to an employee benefit plan of the Corporation, which results in aggregate proceeds to the Corporation (before payment of any underwriters' discounts, concessions, commissions and expenses relating to the issuance) of at least $50,000,000.00 (a "*Qualified Offering*").

c. Mechanics of Conversion.

(1) Before any holder of Preferred Stock shall be entitled to convert the same into shares of Common Stock, he, she or it shall surrender the certificate or certificates therefor, duly endorsed, at the office of the Corporation or of any transfer agent for such stock, and shall give written notice to the Corporation at such office that he, she or it elects to convert the same and shall state therein the name or names in which he, she or it wishes the certificate or certificates for shares of Common Stock to be issued. The Corporation shall, as soon as practicable thereafter, issue and deliver at such office to such holder of Preferred Stock a certificate or certificates for the number of shares of Common Stock to which he shall be entitled as aforesaid. Such conversion shall be deemed to have been made immediately prior to the close of business on the date of surrender of the shares of Preferred Stock to be converted, and the person or persons entitled to receive the shares of Common Stock issuable upon such conversion shall be treated for all purposes as the record holder or holders of such shares of Common Stock on such date.

(2) If the conversion is in connection with automatic conversion provisions of Section C.5(b) above, the outstanding shares of Preferred Stock shall be converted automatically without any further action by the holders of such shares and whether or not the certificate evidencing such shares of Preferred Stock are surrendered to the Corporation or its transfer agent. Notwithstanding the foregoing, if the conversion is in connection with an underwritten offering of securities pursuant to the Securities Act, the conversion may, at the option of any holder tendering shares of Preferred Stock for conversion, be conditioned upon the closing with the underwriters of the sale of securities pursuant to such offering, in which event the person(s) entitled to receive the Common Stock upon conversion of the Preferred Stock shall not be deemed to have converted such Preferred Stock until immediately prior to the closing of such sale of securities.

d. Adjustments to Series A Conversion Price for Certain Diluting Issuances.

(1) Special Definitions. For purposes of this Section C.5(d), the following definitions apply:

(a) "*Options*" shall mean rights, options, or warrants to subscribe for, purchase or otherwise acquire either Common Stock or Convertible Securities (defined below).

(b) "*Original Issue Date*" shall mean the first date on which a share of Series A Preferred Stock was issued by the Corporation.

(c) "*Convertible Securities*" shall mean any evidences of indebtedness, shares or other securities convertible into or exchangeable for Common Stock.

(d) "*Additional Shares of Common Stock*" shall mean all shares of Common Stock issued (or, pursuant to Section C.5(d)(iii), deemed to be issued) by the Corporation after the Original Issue Date, other than shares of Common Stock issuable or issued:

(i) upon the exercise or conversion of exercisable securities or Convertible Securities outstanding as of the Original Issue Date;

(ii) upon the conversion of shares of Preferred Stock;

(iii) to officers, directors, employees, consultants, advisors or contractors of the Corporation, pursuant to stock option or stock purchase plans or agreements on terms approved by the Board of Directors;

(iv) in connection with equipment lease financings, bank credit arrangements, real estate leases or similar transactions entered into primarily for non-equity financing purposes approved by the Board of Directors;

(v) as a dividend or distribution on the Preferred Stock;

(vi) in connection with a partnering transaction, strategic transaction or a bona fide acquisition of a business or any assets, goods, services or properties or technology of or by the Corporation, whether by merger, consolidation, sale of assets, sale or exchange of stock or otherwise, pursuant to agreements approved by the Board of Directors;

(vii) in a firm-commitment underwritten public offering in which all outstanding shares of Preferred Stock are converted to Common Stock or upon exercise of warrants or rights granted to underwriters in connection with such an offering;

(viii) for which adjustment of the Series A Conversion Price is made pursuant to Sections C.5(e) or C.5(f); or

(ix) for which adjustment of the Series A Conversion Price has been waived by the holders of a majority of the then outstanding shares of Preferred Stock.

(2) No Adjustment of Conversion Price. Any provision herein to the contrary notwithstanding, no adjustment in the Series A Conversion Price shall be made in respect of the issuance of Additional Shares of Common Stock unless the consideration per share (determined pursuant to Section C.5(d)(v) hereof) for an Additional Share of Common Stock issued or deemed to be issued by the Corporation is less than the Conversion Price of such series of Preferred Stock in effect on the date of, and immediately prior to such issue.

(3) Deemed Issue of Additional Shares of Common Stock. In the event the Corporation at any time or from time to time after the Original Issue Date shall issue any Options or Convertible Securities or shall fix a record date for the determination of holders of any class of

securities then entitled to receive any such Options or Convertible Securities, then the maximum number of shares (as set forth in the instrument relating thereto without regard to any provisions contained therein designed to protect against dilution) of Common Stock issuable upon the exercise of such Options or, in the case of Convertible Securities and Options therefor, the exercise of such Options for Convertible Securities and the conversion or exchange of such Convertible Securities, shall be deemed to be Additional Shares of Common Stock issued as of the time of such issue or, in case such a record date shall have been fixed, as of the close of business on such record date, provided further that in any such case in which Additional Shares of Common Stock are deemed to be issued:

(a) no further adjustments in the Series A Conversion Price shall be made upon the subsequent issue of Convertible Securities or shares of Common Stock upon the exercise of such Options or conversion or exchange of such Convertible Securities;

(b) if such Options or Convertible Securities by their terms provide, with the passage of time or otherwise, for any increase or decrease in the consideration payable to the Corporation, or increase or decrease in the number of shares of Common Stock issuable, upon the exercise, conversion or exchange thereof, the Series A Conversion Price computed upon the original issue thereof (or upon the occurrence of a record date with respect thereto), and any subsequent adjustments based thereon, shall, upon any such increase or decrease becoming effective, be recomputed to reflect such increase or decrease insofar as it affects such Options or the rights of conversion or exchange under such Convertible Securities;

(c) upon the expiration of any such Options or rights, the termination of any such rights to convert or exchange or the expiration of any Options or rights related to such Convertible Securities or exchangeable securities, the Series A Conversion Price, to the extent in any way affected by or computed using such Options, rights or Convertible Securities or Options or rights related to such Convertible Securities, shall be recomputed to reflect the issuance of only the number of shares of Common Stock (and convertible or exchangeable securities that remain in effect) actually issued upon the exercise of such Options or rights, upon the conversion or exchange of such Convertible Securities or upon the exercise of the Options or rights related to such Convertible Securities;

(d) no readjustment pursuant to clause (2) or (3) above shall have the effect of increasing the Series A Conversion Price, as the case may be, to an amount which exceeds the lower of (a) the Conversion Price of such series of Preferred Stock on the original adjustment date, or (b) the Conversion Price of such series of Preferred Stock that would have resulted from any issuance of Additional Shares of Common Stock between the original adjustment date and such readjustment date.

(4) <u>Adjustment of Conversion Price Upon Issuance of Additional Shares of Common Stock</u>. In the event this Corporation, at any time after the Original Issue Date, shall issue Additional Shares of Common Stock (including Additional Shares of Common Stock deemed to be issued pursuant to Section C.5(d)(iii)) without consideration or for a consideration per share less than the Series A Conversion Price in effect on the date of and immediately prior to such issue, then and in such event, the Conversion Price of such series of Preferred Stock shall be reduced, concurrently with such issue, to a price (calculated to the nearest cent) determined by multiplying such Conversion Price by a fraction, the numerator of which shall be the number of shares of Common Stock outstanding immediately prior to such issue plus the number of shares of Common Stock which the aggregate consideration received by the Corporation for the total number of Additional Shares of Common Stock so issued would purchase at such Conversion Price in effect immediately prior to such issuance, and the denominator of which shall be the number of shares of Common Stock outstanding immediately prior to such issue plus the number of such Additional Shares of Common Stock so issued. For the purpose of the

above calculation, the number of shares of Common Stock outstanding immediately prior to such issue shall be calculated on a fully diluted basis, as if all outstanding shares of Preferred Stock and all Convertible Securities had been fully converted into shares of Common Stock and any outstanding warrants, options or other rights for the purchase of shares of stock or convertible securities had been fully exercised (and the resulting securities fully converted into shares of Common Stock, if so convertible) as of such date.

(5) <u>Determination of Consideration</u>. For purposes of this Section C.5(d), the consideration received by the Corporation for the issue of any Additional Shares of Common Stock shall be computed as follows:

(a) <u>Cash and Property</u>: Such consideration shall:

(i) insofar as it consists of cash, be computed at the aggregate amount of cash received by the Corporation excluding amounts paid or payable for accrued interest or accrued dividends;

(ii) insofar as it consists of property other than cash, be computed at the fair value thereof at the time of such issue, as determined in good faith by the Board of Directors, including at least one of the Preferred Directors; and

(iii) in the event Additional Shares of Common Stock are issued together with other shares or securities or other assets of the Corporation for consideration which covers both, be the proportion of such consideration so received, computed as provided in clauses (A) and (B) above, as determined in good faith by the Board of Directors, including at least one of the Preferred Directors.

(b) <u>Options and Convertible Securities</u>. The consideration per share received by the Corporation for Additional Shares of Common Stock deemed to have been issued pursuant to Section C.5(d)(iii), relating to Options and Convertible Securities shall be determined by dividing:

(i) the total amount, if any, received or receivable by the Corporation as consideration for the issue of such Options or Convertible Securities, plus the minimum aggregate amount of additional consideration (as set forth in the instruments relating thereto, without regard to any provision contained therein designed to protect against dilution) payable to the Corporation upon the exercise of such Options or the conversion or exchange of such Convertible Securities, or in the case of Options for Convertible Securities, the exercise of such Options for Convertible Securities and the conversion or exchange of such Convertible Securities, by

(ii) the maximum number of shares of Common Stock (as set forth in the instruments relating thereto, without regard to any provision contained therein designed to protect against the dilution) issuable upon the exercise of such Options or conversion or exchange of such Convertible Securities.

e. <u>Adjustments to Conversion Price for Stock Dividends and for Combinations or Subdivisions of Common Stock</u>. In the event that this Corporation at any time or from time to time after the Original Issue Date shall declare or pay, without consideration, any dividend on the Common Stock payable in Common Stock or in any right to acquire Common Stock for no consideration, or shall effect a subdivision of the outstanding shares of Common Stock into a greater number of shares of Common Stock (by stock split, reclassification or otherwise than by payment of a dividend in Common

Stock or in any right to acquire Common Stock), or in the event the outstanding shares of Common Stock shall be combined or consolidated, by reclassification or otherwise, into a lesser number of shares of Common Stock, then the Series A Conversion Price in effect immediately prior to such event shall, concurrently with the effectiveness of such event, be proportionately decreased or increased, as appropriate. In the event that this Corporation shall declare or pay, without consideration, any dividend on the Common Stock payable in any right to acquire Common Stock for no consideration then the Corporation shall be deemed to have made a dividend payable in Common Stock in an amount of shares equal to the maximum number of shares issuable upon exercise of such rights to acquire Common Stock.

f. <u>Adjustments for Reclassifications and Reorganizations</u>. If the Common Stock issuable upon conversion of the Preferred Stock shall be changed into the same or a different number of shares of any other class or classes of stock, whether by capital reorganization, reclassification or otherwise (other than a subdivision or combination of shares provided for in Section C.5(e) above or a merger or other reorganization referred to in Section C.2(c) above), provision shall be made so that, concurrently with the effectiveness of such reorganization or reclassification, the Preferred Stock shall be convertible into, in lieu of the number of shares of Common Stock which the holders would otherwise have been entitled to receive, a number of shares of such other class or classes of stock equivalent to the number of shares of Common Stock that would have been subject to receipt by the holders upon conversion of the Preferred Stock immediately before that change.

g. <u>Certificates as to Adjustments</u>. Upon the occurrence of each adjustment or readjustment of any Conversion Price pursuant to this Section C.5, the Corporation at its expense shall promptly compute such adjustment or readjustment in accordance with the terms hereof and prepare and furnish to each holder of Preferred Stock a certificate executed by the Corporation's President or Chief Financial Officer setting forth such adjustment or readjustment and showing in detail the facts upon which such adjustment or readjustment is based. The Corporation shall, upon the written request at any time of any holder of Preferred Stock, furnish or cause to be furnished to such holder a like certificate setting forth (i) such adjustments and readjustments, (ii) the Conversion Price at the time in effect, and (iii) the number of shares of Common Stock and the amount, if any, of other property which at the time would be received upon the conversion of the Preferred Stock.

h. <u>Notices of Record Date</u>. In the event that the Corporation shall propose at any time: (i) to declare any dividend or distribution upon its Common Stock, whether in cash, property, stock or other securities, whether or not a regular cash dividend and whether or not out of earnings or earned surplus; (ii) to effect any reclassification or recapitalization of its Common Stock outstanding involving a change in the Common Stock; or (iii) to merge or consolidate with or into any other corporation, or sell, lease or convey all or substantially all of its assets, or to liquidate, dissolve or wind up; then, in connection with each such event, the Corporation shall send to the holders of Preferred Stock: (1) at least ten (10) days prior written notice of the date on which a record shall be taken for such dividend, distribution rights (and specifying the date on which the holders of Common Stock shall be entitled thereto) or for determining rights to vote, if any, in respect of the matters referred to in (ii) and (iii) above; and (2) in the case of the matters referred to in (ii) and (iii) above, at least ten (10) days prior written notice of the date when the same shall take place (and specifying the date on which the holders of Common Stock shall be entitled to exchange their Common Stock for securities or other property deliverable upon the occurrence of such event).

i. <u>Issue Taxes</u>. The Corporation shall pay any and all issue and other taxes that may be payable in respect of any issue or delivery of shares of Common Stock on conversion of shares of Preferred Stock pursuant hereto; provided, however, that the Corporation shall not be obligated to pay any transfer taxes resulting from any transfer requested by any holder in connection with any such conversion.

j. Reservation of Stock Issuable Upon Conversion. The Corporation shall at all times reserve and keep available out of its authorized but unissued shares of Common Stock, solely for the purpose of effecting the conversion of the shares of the Preferred Stock, such number of its shares of Common Stock as shall from time to time be sufficient to effect the conversion of all outstanding shares of the Preferred Stock; and if at any time the number of authorized but unissued shares of Common Stock shall not be sufficient to effect the conversion of all then outstanding shares of the Preferred Stock, the Corporation will take such corporate action as may, in the opinion of its counsel, be necessary to increase its authorized but unissued shares of Common Stock to such number of shares as shall be sufficient for such purpose, including, without limitation, engaging in best efforts to obtain the requisite stockholder approval of any necessary amendment to this Certificate of Incorporation.

k. Fractional Shares. No fractional share shall be issued upon the conversion of any share or shares of Preferred Stock. All shares of Common Stock (including fractions thereof) issuable upon conversion of more than one share of Preferred Stock by a holder thereof shall be aggregated for purposes of determining whether the conversion would result in the issuance of any fractional share. If, after the aforementioned aggregation, the conversion would result in the issuance of a fraction of a share of Common Stock, the Corporation shall, in lieu of issuing any fractional share, pay the holder otherwise entitled to such fraction a sum in cash equal to the fair market value of such fraction on the date of conversion (as determined in good faith by the Board of Directors).

l. Notices. Any notice required by the provisions of this Section C.5 to be given to the holders of shares of Preferred Stock shall be deemed given if deposited in the United States mail, postage prepaid, or by overnight courier, and addressed to each holder of record at his address appearing on the books of the Corporation. The notice provisions set forth in this section related to the notice for Preferred Stock may be shortened or waived prospectively or retrospectively by the vote or written consent of the holders of a majority of the Preferred Stock, voting together as a single class on an as converted basis.

6. No Reissuance of Preferred Stock. In the event any shares of Preferred Stock shall be converted pursuant to Section 5 hereof or acquired by the Corporation by reason of redemption, purchase or otherwise, such shares shall be cancelled and shall not be issuable by the Corporation. This Certificate of Incorporation shall be appropriately amended to effect the corresponding reduction in the Corporation's authorized capital stock.

7. Equal Status. Except as expressly provided in this Section C of Article V, Common Stock shall have the same rights and privileges and rank equally, share ratably and be identical in all respects as to all matters.

ARTICLE VI.

In furtherance and not in limitation of the powers conferred by statute, the Board of Directors shall have the power both before and after receipt of any payment for any of the Corporation's capital stock, to adopt, amend, repeal or otherwise alter the Bylaws of the Corporation without any action on the part of the stockholders.

ARTICLE VII.

Elections of directors need not be by written ballot unless the Bylaws of the Corporation shall so provide.

ARTICLE VIII.

The Corporation reserves the right to adopt, repeal, rescind or amend in any respect any provisions contained in this Certificate of Incorporation in the manner now or hereafter prescribed by applicable law, subject to the terms hereof, and all rights conferred on stockholders herein are granted subject to this reservation.

ARTICLE IX.

A director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director. If the Delaware General Corporation Law is amended after approval by the stockholders of this Article to authorize Corporation action further eliminating or limiting the personal liability of directors then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by the Delaware General Corporation Law as so amended. Any repeal or modification of the foregoing provisions of this Article IX by the stockholders of the Corporation shall not adversely affect any right or protection of a director of the Corporation existing at the time of, or increase the liability of any director of the Corporation with respect to any acts or omissions of such director occurring prior to, such repeal or modification.

ARTICLE X.

To the fullest extent permitted by applicable law, the Corporation is authorized to provide indemnification of (and advancement of expenses to) directors, officers or agents of this Corporation (and any other persons to which General Corporation Law permits this Corporation to provide indemnification) through Bylaw provisions, agreements with such directors, officers or agents or other persons, vote of stockholders or disinterested directors or otherwise, in excess of the indemnification and advancement otherwise permitted by Section 145 of the General Corporation Law. Any amendment, repeal or modification of the foregoing provisions of this Article X shall not adversely affect any right or protection of a director, officer, agent, or other person existing at the time of, or increase the liability of any director, officer or this Corporation with respect to any acts or omissions of such director, officer or agent occurring prior to, such amendment, repeal or modification.

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IN WITNESS WHEREOF, the undersigned has signed this Certificate of Incorporation this 21st day of April, 2023.

/s/ Donald L. Meyer
Donald L. Meyer
Incorporator